Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this proxy statement/circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this proxy statement/circular.

XPeng Inc.

小鵬汽車有限公司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

PROXY STATEMENT/CIRCULAR FOR

ANNUAL GENERAL MEETING

Enclosed is the proxy statement of XPeng Inc. (the “Company” or “we”), which provides additional information of the matters to be considered at the annual general meeting of the shareholders of the Company (the “AGM”).

This proxy statement also serves as a circular to holders of Class A ordinary shares and/or Class B ordinary shares of the Company pursuant to Rule 13.73 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This proxy statement/circular is also available for viewing on the Company’s website at ir.xiaopeng.com.

By order of the Board XPeng Inc.
Xiaopeng He Chairman

Hong Kong, Friday, May 10, 2024

As at the date of this proxy statement/circular, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROXY STATEMENT/CIRCULAR

GENERAL

The board (the “Board”) of directors (the “Director(s)”) of XPeng Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM”) to be held on June 28, 2024, at 10:00 a.m. Hong Kong time. The AGM will be held at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC.

You can review and download the proxy statement/circular and the proxy form at the Company’s website at ir.xiaopeng.com and website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk.

RECORD DATES, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s Class A ordinary shares and/or Class B ordinary shares, par value US$0.00001 per share of record as of the close of business on May 16, 2024, Hong Kong time (the “Shares Record Date”) are entitled to attend and vote at the AGM.

In order to be eligible to vote and attend the AGM, persons who hold the Company’s Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited (the “Cayman Registrar”), at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 16, 2024; and persons who hold the Company’s Class A ordinary shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited (the “Hong Kong Branch Share Registrar”), at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 16, 2024).

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as the depositary of the ADSs, and representing our Class A ordinary shares are not entitled to attend or vote at the AGM under the Company’s ninth amended and restated memorandum and articles of association.

Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the relevant meetings. Holders of ADSs as of the close of business on May 16, 2024, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Class A ordinary shares (through a nominee) represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. Citibank, N.A., as the depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders and the terms of the deposit agreement for the ADSs (the “Deposit Agreement”).

For the AGM, holders of not less than ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company shall be the quorum for all purposes.

VOTING AND SOLICITATION

Each Class A ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM.

Each Class B ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share (i.e. resolutions 1 and 4, and resolutions 6 to 8), save for resolutions regarding the re-election of independent non-executive Directors and the re-appointment of auditors of the Company (i.e. resolutions 2, 3 and 5), in which case they shall have one vote per share at the AGM.

Each resolution put to the vote at the AGM will be decided by poll. Where required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

The solicitation materials are available on the Company’s website at ir.xiaopeng.com, on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Class A ordinary shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 26, 2024 (the deadline for the return of such proxy forms), the Class A ordinary shares represented by all properly executed proxies returned to the Cayman Registrar or Hong Kong Branch Share Registrar, as applicable, will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class A ordinary shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

When proxy forms are properly dated, executed and returned by holders of Class B ordinary shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 26, 2024 (the deadline for the return of such proxy forms), the Class B ordinary shares represented by all properly executed proxies returned to the Cayman Registrar will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class B ordinary shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he will vote the Class A ordinary shares and/or Class B ordinary shares FOR the relevant resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.

Where any holder of Class A ordinary shares and/or Class B ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such shares will not be included or counted in the determination of the number of the shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as the depositary of the ADSs, may attend and vote those Class A ordinary shares at the AGM. We have requested Citibank, N.A., as the depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM and the relevant ADS voting cards (the “ADS Voting Card(s)”). Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the Deposit Agreement, Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below. There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

If a timely returned ADS Voting Card is signed but is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of such items set forth in the relevant ADS Voting Card. If a timely returned ADS Voting Card is signed but contains conflicting voting instructions as to any item to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such item. If no timely voting instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. New York time, June 20, 2024, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A ordinary shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of ordinary shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Class A ordinary shares and/or Class B ordinary shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Class A ordinary shares, Class B ordinary shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Class A ordinary shares or Class B ordinary shares only, by attending the AGM and voting in person.

PROPOSALS 2 TO 3

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the ninth amended and restated memorandum and articles of association of the Company (the “Existing Memorandum and Articles”), at every annual general meeting of the Company, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Mr. Fei Yang, Mr. HongJiang Zhang and Ms. Fang Qu shall retire by rotation at the AGM. Mr. Fei Yang confirmed that he would not offer himself for re-election after his retirement by rotation at the AGM and would retire as a non-executive Director with effect upon conclusion of the AGM. Mr. HongJiang Zhang and Ms. Fang Qu (the “Retiring Directors”), being eligible, have offered themselves for re-election at the AGM.

The nomination committee of the Board (the “Nomination Committee”) has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Retiring Directors, the qualifications, skills and experience, time commitment and contribution of the Retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Directors. Mr. HongJiang Zhang and Ms. Fang Qu, the retiring independent non-executive Directors proposed to be re-elected, have confirmed their independence with reference to the factors set out in Rule 3.13 of the Hong Kong Listing Rules. The Nomination Committee and the Board have conducted assessment on their independence and considered that Mr. HongJiang Zhang and Ms. Fang Qu are independent in accordance with the independence guidelines set out in the Hong Kong Listing Rules, and are satisfied with the Retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Retiring Directors including the aforesaid independent non-executive Directors at the AGM.

Pursuant to Rule 13.74 of the Hong Kong Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Hong Kong Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying proxy statement/circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the Retiring Directors are set out in Appendix A to this proxy statement/circular.

Subject to the requirements under the Hong Kong Listing Rules and the Existing Memorandum and Articles, a shareholder may nominate a person to stand for election as a Director.

The Board recommends that shareholders vote FOR the resolutions in relation to the proposed re-election of the Retiring Directors.

PROPOSAL 6

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares not exceeding 20% of the total number of issued shares (excluding treasury shares (the “treasury shares”, which has the meaning ascribed to it in the Hong Kong Listing Rules)) of the Company as at the date of passing of such resolution (the “Issuance Mandate”).

As at May 6, 2024 (the “Latest Practicable Date”, being the latest practicable date prior to the printing of this proxy statement/circular for ascertaining certain information in this proxy statement/circular), the issued share capital of the Company comprised 1,540,864,035 Class A ordinary shares and 348,708,257 Class B ordinary shares. Subject to the passing of the ordinary resolution 6 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 377,914,458 Class A ordinary shares. The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the Issuance Mandate. For the avoidance of doubt, any issuance of additional Class A ordinary shares upon satisfaction of certain milestones, pursuant to the share purchase agreement, dated August 27, 2023, among the Company, DiDi Global Inc. and Da Vinci Auto Co. Limited, is an exercise of powers authorized by the general mandate granted at the annual general meeting of the Company held on June 20, 2023, and shall not count towards the number of shares issued pursuant to the Issuance Mandate.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to issue shares.

PROPOSAL 7

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSS

In order to give the Company the flexibility to repurchase shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase its shares and/or ADSs representing up to 10% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,540,864,035 Class A ordinary shares and 348,708,257 Class B ordinary shares. Subject to the passing of the ordinary resolution 7 and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 188,957,229 Class A ordinary shares.

An explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company in connection with the Repurchase Mandate is set out in Appendix B to this proxy statement/circular. This explanatory statement contains the information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

Under the existing Hong Kong Listing Rules, the Company is required to cancel any Class A ordinary shares and/ or ADSs repurchased by it as soon as reasonably practicable following such repurchase. The Board notes that with effect from June 11, 2024, the Hong Kong Listing Rules will be amended to remove the requirement to cancel repurchased shares and to adopt a framework to govern the resale of treasury shares. In view of the changes to the Hong Kong Listing Rules, if the Company purchases any Class A ordinary shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Class A ordinary shares and/or the Class A ordinary shares underlying ADSs repurchased and/or (ii) hold such Class A ordinary shares and/or the Class A ordinary shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of shares are made. If the Company holds any shares of the Company in treasury, any sale or transfer of such shares in treasury will be made pursuant to the terms of the Issuance Mandate and in accordance with the Hong Kong Listing Rules and applicable laws and regulations of the Cayman Islands.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to repurchase shares.

PROPOSAL 8

PROPOSED GRANT OF EXTENSION MANDATE TO ISSUE SHARES

In addition, subject to a separate approval of the ordinary resolution 8, the number of shares and/or shares underlying the ADSs purchased by the Company under ordinary resolution 7 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 6 provided that such additional number shall represent up to 10% of the total number of issued shares (excluding treasury shares) of the Company as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (the “Extension Mandate”).

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of extension mandate to issue shares.

The Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the Extension Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the shareholders in general meeting, whichever occurs first.

APPENDIX A

DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)	Mr. HongJiang Zhang

Position and Experience

Mr. Zhang, aged 63, is an independent non-executive Director. Mr. Zhang has served as a senior adviser of Carlyle Group since May 2018 and a venture partner at Source Code Capital since December 2016. He served as the chairman of the board of Beijing Academy of Artificial Intelligence from December 2018 to July 2023. From October 2011 to November 2016, he served as the chief executive officer and an executive director of Kingsoft Corporation Limited, a company listed on the Hong Kong Stock Exchange (stock code: 3888), and as the founder and chief executive officer of Kingsoft Cloud Holdings Limited, a company listed on the NASDAQ (symbol: KC). From April 1999 to October 2011, Mr. Zhang served as chief technology officer of the Microsoft Asia-Pacific Research and Development Group. Mr. Zhang was appointed as a Microsoft Distinguished Scientist in 2010. Dr. Zhang has served as an independent director of Zepp Health Corp., a company listed on the NYSE (symbol: ZEPP), since February 2018, and an independent non-executive director and chairman of AAC Technologies Holding Inc., a company listed on the Hong Kong Stock Exchange (stock code: 2018), since January 2019 and May 2020, respectively. He has also served as an independent non-executive director of BabyTree Group, a company listed on the Hong Kong Stock Exchange (stock code: 1761), from November 2018 to August 2022, and an independent director of Digital China Group Co., Ltd. (神 州 數 碼 集 團 股 份有 限 公 司), a company listed on the Shenzhen Stock Exchange (stock code: 000034) from September 2017 to April 2021. Mr. Zhang has accumulated extensive corporate governance experience through his positions as an independent non-executive director and independent director of Zepp Health Corp., AAC Technologies Holding Inc., BabyTree Group and Digital China Group Co., Ltd. His corporate governance experience includes, among others, (i) reviewing, monitoring and providing recommendations as to companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing and opining on connected transactions, and (iv) understanding the requirements of the Listing Rules and directors’ duty to act in the best interests of the company and the shareholders as a whole. Mr. Zhang received his Ph.D. in electronic engineering from Technical University of Denmark in October 1991, and his bachelor of science degree in radio electronics from Zhengzhou University in July 1982.

Save as disclosed above, Mr. Zhang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Zhang has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2021, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles. After obtaining the relevant approval from the shareholders of the Company at the AGM and upon the expiry of the current letter of appointment, the Company will renew the letter of appointment with Mr. Zhang, of which the term of office will be three years commencing from July 7, 2024, and Mr. Zhang will also be subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As far as the Directors are aware and as at the Latest Practicable Date, Mr. Zhang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhang does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Zhang is entitled to an annual director’s fee of US$80,000.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, save as disclosed above, there is no other information of Mr. Zhang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Zhang that need to be brought to the attention of the shareholders of the Company.

(2)	Ms. Fang Qu

Position and Experience

Ms. Qu, aged 39, is an independent non-executive Director. Prior to joining our Company, Ms. Qu co-founded lifestyle community platform Xiaohongshu in 2013. She devoted herself to the development and leadership of Xiaohongshu and was responsible for Xiaohongshu’s management, strategic partnerships, new business opportunities, and external affairs, and also participated in strategic planning as well as investments and acquisitions. Under her leadership, Xiaohongshu grew from a startup company into one of the important lifestyle community platforms in China. From 2008 to 2013, she managed different business units in Shanghai and Wuhan for a wholly-owned Norwegian entity under Wenao Culture. Prior to working at Wenao Culture, she joined the Bertelsmann Group where she led the marketing segment for its publishing business. Ms. Qu obtained corporate governance experience in the course of her startup and entrepreneurship experience of developing and leading Xiaohongshu. Her corporate governance experience includes, among others, (i) monitoring and implementing internal control systems, (ii) updating and optimizing corporate governance policies, and (iii) regular communication with the board of directors and shareholders. Ms. Qu received her bachelor’s degree in international journalism and communication from Beijing Foreign Studies University in July 2006.

Save as disclosed above, Ms. Qu has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Ms. Qu has entered into a letter of appointment with the Company for a term of three years from July 7, 2021, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles. After obtaining the relevant approval from the shareholders of the Company at the AGM and upon the expiry of the current letter of appointment, the Company will renew the letter of appointment with Ms. Qu, of which the term of office will be three years commencing from July 7, 2024, and Ms. Qu will also be subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As far as the Directors are aware and as at the Latest Practicable Date, Ms. Qu does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Ms. Qu was interested in 11,550 Class A ordinary shares of the Company pursuant to Part XV of the Securities and Futures Ordinance as set out below:

Nature of Interest	Relevant Entity	Number and Class of securities(2)	Approximated percentage of interest of relevant class of issued shares in our Company(2)
Beneficial owner(1)	N/A	11,550 Class A ordinary shares	0.0%

Notes:

(1)

As at the Latest Practicable Date, Ms. Qu beneficially held 7,700 Class A ordinary shares, and she was interested in 3,850 Class A ordinary shares underlying 3,850 restricted share units granted to her under the 2019 Equity Incentive Plan.

(2)

As at the Latest Practicable Date, the Company had 1,889,572,292 issued shares in total, comprising 1,540,864,035 Class A ordinary shares (including 90,912 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

Save as disclosed above, Ms. Qu does not have any interests in nor is she deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Ms. Qu is entitled to receive director’s emoluments in the form of restricted share units of 11,550, the vesting of which is subject to the terms and conditions in the award agreement entered into between Ms. Qu and the Company under the 2019 Equity Incentive Plan of the Company.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, save as disclosed above, there is no other information of Ms. Qu to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Ms. Qu that need to be brought to the attention of the shareholders of the Company.

APPENDIX B

EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSS

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the shareholders of the Company as a whole.

Repurchases of shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the shareholders of the Company as a whole.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,889,572,292 shares, out of which 1,540,864,035 were Class A ordinary shares and 348,708,257 were Class B ordinary shares. Subject to the passing of the ordinary resolution set out in item 7 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company (excluding treasury shares) remains unchanged as at the date of the AGM, i.e. being 1,889,572,292 shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 188,957,229 shares, representing 10% of the total number of the issued shares (excluding treasury shares) of the Company as at the date of the AGM.

As stated in proposal 7 in the proxy statement/circular of the AGM, if the Company purchases any Class A ordinary shares and/or ADSs pursuant to the Repurchase Mandate, the Company will either (i) cancel the Class A ordinary shares and/or the Class A ordinary shares underlying ADSs repurchased and/or (ii) hold such Class A ordinary shares and/or the Class A ordinary shares underlying ADSs in treasury, subject to market conditions and the Company’s capital management needs at the relevant time any repurchases of shares are made.

To the extent that any treasury shares are deposited with Central Clearing and Settlement System (“CCASS”) pending resale on the Hong Kong Stock Exchange, the Company will adopt appropriate measures to ensure that it does not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those shares were registered in the Company’s own name as treasury shares, which may include approval by the Board that (i) the Company would not (and would procure its broker not to) give any instructions to Hong Kong Securities Clearing Company Limited to vote at general meetings for the treasury shares deposited with CCASS; and (ii) in the case of dividends or distributions, the Company will withdraw the treasury shares from CCASS, and either re-register them in its own name as treasury shares or cancel them, in each case before the record date for the dividends or distributions.

3.	FUNDING OF REPURCHASES

Repurchases of shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2023) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs (the “Takeovers Code”). Accordingly, a shareholder or a group of shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary (has the meaning ascribed to it under the Hong Kong Listing Rules) was Mr. Xiaopeng He (“Mr. He”). Mr. He beneficially owned 4,400,000 Class A ordinary shares and 348,708,257 Class B ordinary shares, representing approximately 69.4% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Hong Kong Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of his Class B ordinary shares into Class A ordinary shares, if the reduction in the number of shares in issue (after deducting treasury shares) would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. He to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its shares.

In addition, the Directors do not propose to repurchase shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of shares in public hands as required by the Hong Kong Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any shares to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any shares to the Company, or that they have undertaken not to sell any shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Directors have undertaken that they will exercise the power of the Company to make repurchases of shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands.

The Company has confirmed that neither the explanatory statement nor the Repurchase Mandate has any unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices per share at which Class A ordinary shares have been traded on the Hong Kong Stock Exchange during each of the previous 12 months up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest HK$	Lowest HK$
2023
June	52.50	30.30
July	96.30	52.35
August	86.15	58.90
September	76.95	62.15
October	71.70	52.65
November	74.30	56.10
December	65.50	52.50
2024
January	60.95	32.00
February	38.25	30.50
March	42.15	30.55
April	32.75	25.70
May (up to and including the Latest Practicable Date)	37.50	31.05

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Class A ordinary shares on the Hong Kong Stock Exchange or any ADSs on the New York Stock Exchange.